Exhibit 99.3

LF-RB MANAGEMENT, LLC

720 Fifth Avenue, 10th Floor

New York, NY 10019

May 18, 2016

Robert C. Schweitzer, Chairman

RiceBran Technologies, Inc.

6720 North Scottsdale Road, Suite 390

Scottsdale, AZ 85253

Dear Mr. Schweitzer:

As you know, we own or represent approximately 9.0% of the issued and outstanding shares of common stock of RiceBran Technologies, Inc. (the “Company” or “RiceBran”), making us one of the Company’s largest shareholders.  After listening to the earnings call on May 16, 2016, we continue to be very concerned with the Company’s direction and the inability of management and the Board to effectively manage the Company. In particular:

•	RiceBran’s current board has repeatedly failed to deliver results for shareholders.
•	Operating results have been lackluster and materially worse than management’s guidance and external expectations.
•	Significant board and management change is desperately needed to properly oversee the business and implement a turnaround and growth plan.

Therefore, we are proposing immediate changes to management and the Board.

Inability to Grow Business in a High Growth Category

As we have previously stated, we view the Company’s primary business opportunities to be in the functional food, beverage and nutraceutical sectors. Despite creating a unique and valuable protein/fiber food ingredient product set, the Company’s products have not effectively penetrated the market or gained significant product adoption, and they have not achieved expectations in a growing market. On the recent earnings call, we found it unnecessary and, quite frankly, a waste of time for management to discuss the growth potential in the healthy food marketplace. Most of the shareholders realize the potential and are more interested in how management will grow the business in a predictable and consistent manner and meet shareholder growth expectations.

Rather than presenting a lesson in Healthy Food 101 on the earnings call, management should stand behind its “rosey” business forecasts and reinstitute guidance, which it abruptly stopped after the Company continually failed to meet financial projections. We find it very concerning that, on the one hand, management wants shareholders to believe they can effectively manage the Company but, on the other hand, they are unwilling to stand by their words and provide guidance.

Continued Losses

In the most recent quarter, while revenues increased slightly, they are still far below guidance from the past. In the U.S., we are concerned by the decline in Gross Profit margins to 31.7% from 34.9% in Q4-15. The Brazilian business segment performance continues to be disastrous and we are extremely concerned that it will continue to be a cash drain on the Company. Based on the invested capital and the revenue it generates, this small business segment has too large of a detrimental effect on the overall financial health of the Company.

New Leadership and Focus

We believe the current management and Board of Directors (the “Board”) is not proactive and needs to be changed significantly. There is a need for change and fresh blood to unlock the value potential of the Company’s products. As a starting point, we have identified candidates to replace the current CEO, CFO, and at least a majority of the Board.

CEO Candidate:

Our CEO candidate has over 13 years of consumer package goods (“CPG”) experience as a new product innovator and leader in natural foods, marketing and sales, management and brand development. He spent 12 years in various management roles at Hain-Celestial Group, Inc. (NASDAQ: HAIN), the leading healthy food company in the world. Prior to his departure from Hain-Celestial, he was Director of Marketing for Strategic Brands, where he was responsible for over $40 million of sales a year and over 100 different products. He was also involved in numerous aspects of Hain-Celestial’s business from the initial acquisition of Yves in Canada, to the acquisition of GG Unique Fiber.  He earned his BA with a focus in economics from Dalhousie University.

CFO Candidate:

Our CFO candidate has 39 years of Accounting and Finance experience, all of which is in the food processing, manufacturing and food distribution industry. He has held various positions as a CFO, Finance Director, Controller and Cost Accountant. For the past 6 years, he has served as the Finance Director for the California division of one of the largest Food Processors in the United States. His current responsibilities include internal control and inventory accounting for two of the three largest manufacturing facilities in the United States, and all back office functions. His accomplishments include consolidating five individual operating divisions into one centralized back office, reducing headcount and improving cash flow. Prior to his current position, he was the General Manager for a $150 million sales division of the same company, where he had P&L responsibility. He has a BS and MBA in Finance from Michigan State University. He is also a Certified Management Accountant (CMA).

Board Candidates:

We have identified a number of highly qualified board candidates who have strong experience serving on the board of directors of publicly-listed companies, food and agricultural industry experience, proven track records in creating shareholder value and the ability to attract capital. We will present information on these specific candidates when we are able to meet in person.

Immediate Assessment of the Business Segments

In light of the continued poor performance of the Company’s business, we believe it behooves management to immediately review and examine a number of aspects of the Company’s business, and conduct the following assessments and reviews:

•	A thorough assessment of the Brazilian business in light of the capital expenditures and distractions to management.
•	A thorough assessment of all contracts and joint ventures and their financial impact on the Company.
•	Evaluation and reduction in Sales, General and Administrative expenses to fit more in line with the revenue of the company and projected quarterly guidance.
•	Comprehensive review of SKU counts by margin and consolidation to ensure cash and focus are on the strongest opportunities.
•	Assessment of the low margin animal feed business.
•	Review and change the current sales strategy to create greater awareness and increase product demand.

Action Steps

We propose the following action steps immediately to save the Company and give shareholders a chance of recouping their losses and creating value:

•	The resignation of at least a majority of the Board, to be replaced with our candidates.
•	Changes in top management with our candidates, subject to additional changes.
•	Redeployment of the Company’s financial resources in the United States to maximize the potential of this strong domestic market.
•	Implement a growth plan to effectively utilize the Company’s resources to penetrate the food, beverage and nutraceuticals markets and drive product adoption and sales.

We are prepared to provide additional capital resources, as required, to implement the plan.

In addition, we insist that the Board immediately send out notice to delay its upcoming Annual Shareholders Meeting scheduled for June 22, 2016, for a period of up to 45 days. If you are unwilling to delay the Annual Shareholders Meeting and replace at least a majority of the Board with our candidates, we are prepared to call a Special Meeting of the Shareholders as soon as possible to: 1) remove the entire Board of Directors; and 2) elect a new Board of Directors. We expect and believe that many shareholders want immediate changes and are extremely disappointed with the performance of the current management and the Board.

We look forward to meeting with you and members of the Board to discuss our operational and strategic plans to create shareholder value. We can be reached at (212) 247-0581.

Very truly yours,

LF-RB MANAGEMENT, LLC

By:	/s/ Gary Herman
Gary Herman, Managing Member

By:	/s/ Michael Goose
Michael Goose, Managing Member

and

By:	/s/ Stephen D. Baksa
Stephen D. Baksa

cc:	Marco V. Galante, Director
David Goldman, Director
Baruch Halpern, Director
Henk W. Hoogenkamp, Director
Peter A. Woog, Director
John Short, CEO

Andrew Hulsh, Esq.
Pepper Hamilton, LLP